Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

GRANDE
THE GRANDE HOLDINGS LIMITED
嘉域集團有限公司
(In Liquidation)

(Incorporated in the Cayman Islands and continued in Bermuda with limited liability)

(Stock Code: 186)

CHANGE OF AUDITORS;

ENTERING INTO THE RESTRUCTURING AGREEMENT

INVOLVING, INTER ALIA,

PROPOSED CAPITAL REORGANISATION,

CREDITORS’ SCHEMES OF ARRANGEMENT

IN ACCORDANCE WITH

SECTION 99 OF THE COMPANIES ACT AND

SECTION 670 OF THE COMPANIES ORDINANCE;

AND

CONNECTED TRANSACTION INVOLVING

ISSUE OF CREDITORS SHARES

UNDER SPECIFIC MANDATE

Financial adviser to the Company

CHANGE OF AUDITORS

On 16 April 2014, the Provisional Liquidators were informed by Moore Stephens that they decided to tender their resignation as the auditors of the Company. In order to fill the casual vacancy arising from the resignation of Moore Stephens, the Provisional Liquidators have appointed Jonten Hopkins CPA Limited as the new auditors of the Company on 7 May 2014 to hold office until the conclusion of the next annual general meeting of the Company.

RESTRUCTURING AGREEMENT

On 2 May 2014, the Company, the Provisional Liquidators and Sino Bright entered into the Restructuring Agreement to implement the Restructuring Proposal which contemplates, among others, the Capital Reorganisation and the Schemes.

CAPITAL REORGANISATION

Under the Restructuring Agreement, it is proposed that the Company will undergo Capital Reorganisation which will involve the Capital Cancellation, the Capital Reduction, the Share Premium Reduction and the Authorised Share Capital Increase. The credit arising from the Capital Reduction and the Share Premium Reduction will be applied to set off part of the accumulated losses of the Company.

Further announcement(s) will be made in respect of the expected timetable for the implementation of the Capital Reorganisation as and when appropriate.

SCHEMES

Pursuant to the terms of the Restructuring Agreement, it is proposed that the Bermuda Scheme and Hong Kong Scheme will be implemented. Upon the Schemes having become effective, (i) the Company shall issue Creditors Shares to the Scheme Creditors in proportionate to their respective admitted claim disregarding fractions credited as fully paid, with the result that the Scheme Creditors in totality will receive up to a maximum of 90% of the Enlarged Issued Share Capital; (ii) Sino Bright will provide to the Independent Creditors (i.e. Creditors other than Sino Bright, McVitie Group Holdings Limited and Gain Alpha Finance Limited or affiliates and persons acting in concert with any of them) a Cash Alternative to the Creditors Shares in the amount of 60 cents in the dollar on admitted Creditors’ claims, to be funded by Sino Bright by direct contribution to the Schemes; and (iii) intercompany liabilities within the Group will not be treated as claims qualified for the offer of any Creditors Shares under the Schemes (including but not limited to the Cash Alternatives).

Upon completion of the Schemes, all the claims of the Creditors against the Company, and liabilities of the Company will be discharged and released in full.

GENERAL

The SGM will be held at which resolutions will be proposed to consider, and if thought fit, to approve, among other things, the Capital Reorganisation, the grant of the specific mandate for the allotment and issue of the Creditors Shares and any other matters as required by law, the Listing Rules, the Stock Exchange and/or the SFC, which are necessary to give effect to the Restructuring Proposal and any transactions contemplated under the Restructuring Agreement at the SGM.

To the best knowledge of the Provisional Liquidators and based on available books and records, as at the date of this announcement, no Shareholder has a material interest in the Capital Reorganisation. As such, no Shareholders will be required to abstain from voting in respect of the resolutions to approve the Capital Reorganisation.

Mr. Christopher W. Ho and his associates, being connected persons of the Company and having material interests in the Restructuring Agreement and the Schemes under which Creditors Shares may be issued and allotted to the Scheme Creditors who are associates of Mr. Christopher W. Ho (subject to adjudication of claims), shall abstain from voting in respect of the resolutions to approve the Restructuring Agreement and the transactions contemplated thereunder in which they have material interests, including the grant of the specific mandate for the allotment and issue of Creditors Shares.

To the best knowledge of the Director and the Provisional Liquidators and having made all reasonable enquiries, the Director and the Provisional Liquidators are not aware of any other Shareholders who are required to abstain from voting on the relevant resolutions at the SGM, apart from Mr. Christopher W. Ho and his associates.

As the Board currently comprises only one executive Director and has no independent non-executive Director, no independent board committee will be established at this stage to advise the Independent Shareholders on the Restructuring Agreement and the issue of Creditors Shares. The Company may appoint sufficient number of independent non-executive Directors to the Board in compliance with the Listing Rules in the future. Further announcement(s) will be made by the Company as and when appropriate in this regard. An independent financial adviser will be appointed by the Company to advise the Independent Shareholders and the independent board committee (if established) on the terms of the Restructuring Agreement and the transactions contemplated thereunder, including the grant of the specific mandate for the allotment and issue of Creditors Shares, and the Company will issue a further announcement regarding such appointment in due course.

A Circular containing, among other things, further details of the Restructuring Proposal, the Restructuring Agreement and the transactions contemplated thereunder, the recommendation of the independent board committee (if established), the advice of the independent financial adviser and a notice convening the SGM will be despatched to the Shareholders as soon as practicable. Since (i) the Resumption Proposal is still being reviewed and considered by the Stock Exchange whilst the Company has been addressing queries raised by the Listing Division and submitting documents to comply with the documentary requirements for the resumption proposal in accordance with the Stock Exchange’s guidance letter of September 2013 (HKEx-GL66-13); (ii) the new auditors have been engaged on 7 May 2014 to commence audit of the consolidated financial statements of the Group for the years ended 31 December 2012 and 2013; and (iii) the Provisional Liquidators are in the process of adjudicating the claims which will determine the shareholding structure of the Company at Completion, it is expected that more time will be required for the preparation of the Circular which will contain, among others, the financial information of the Group, the unaudited pro forma statement of financial information of the Group and information regarding the latest business operations of the Group. The Circular is expected to be despatched to the Shareholders on or before 31 August 2014.

Trading in the shares of the Company has been suspended since 9:00 a.m. on 30 May 2011 at the request of the Company and will remain suspended until further notice. The release of this announcement does not necessarily indicate that trading in the shares of the Company will be resumed. Accordingly, Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

CHANGE OF AUDITORS

On 16 April 2014, the Provisional Liquidators were informed by Moore Stephens that they decided to tender their resignation as the auditors of the Company after taking into factors including the professional risk associated with the audit and the level of audit fees.

In the resignation letter issued by Moore Stephens, they have drawn to the Company’s attention that a disclaimer opinion was issued for the year ended 31 December 2011 in respect of the material uncertainty relating to the going concern basis. Other than this, they confirmed that there are no other circumstances connected with their resignation which they consider should be brought to the attention of the Shareholders or creditors of the Company.

In order to fill the casual vacancy arising from the resignation of Moore Stephens, the Provisional Liquidators have appointed Jonten Hopkins CPA Limited as the new auditors of the Company on 7 May 2014 to hold office until the conclusion of the next annual general meeting of the Company.

Save as disclosed above, the Company is not aware of any other matters in respect of the change of auditors that need to be brought to the attention of the shareholders of the Company.

RESTRUCTURING AGREEMENT

References are made to the announcements of the Company dated 12 February 2014 and 31 March 2014 in relation to the Restructuring Proposal.

On 2 May 2014, the Company, the Provisional Liquidators and Sino Bright entered into the Restructuring Agreement to implement the Restructuring Proposal which contemplates, among others, the Capital Reorganisation and the Schemes.

CAPITAL REORGANISATION

As at the date of this announcement, the authorised share capital of the Company is HK$100,000,000 comprising 1,000,000,000 Shares of HK$0.10 each, of which 460,227,320 Shares have been issued and fully paid. The issued share capital of the Company is HK$46,022,732.

Under the Restructuring Agreement, it is proposed that the Capital Reorganisation will be put forward to the Shareholders for their approval at the SGM. The Capital Reorganisation will comprise:

(i)	Capital Cancellation

The existing authorised but unissued share capital of HK$53,977,268 shall be cancelled in its entirety.

(ii)	Capital Reduction

The par value of each of the issued Share shall be reduced from HK$0.10 to HK$0.01. The credit balance arising from the Capital Reduction of HK$41,420,458.80 will be applied in a manner as permitted by the Companies Act, other applicable laws and the Bye-Laws to, including but not limited to, setting off part of the accumulated losses of the Company, resulting in the authorised and issued share capital of the Company being reduced to HK$4,602,273.20.

(iii)	Share Premium Reduction

The entire amount standing to the credit of the share premium account of the Company shall be cancelled. The credit arising from the Share Premium Reduction will be applied to set off part of the accumulated losses of the Company or otherwise in a manner permitted by the Companies Act, applicable laws and the Bye-Laws.

(iv)	Authorised Share Capital Increase

The Company’s authorised share capital shall be increased from HK$4,602,273.20 to HK$200,000,000 by creating 19,539,772,680 New Shares of HK$0.01 each.

Conditions precedent of the Capital Reorganisation

The Capital Reorganisation will become effective conditional upon:

(a)
the passing of the necessary resolutions by the Shareholders approving (i) the Capital Cancellation; (ii) the Capital Reduction; (iii) the Share Premium Reduction; and (iv) the Authorised Share Capital Increase at the SGM;

(b)	compliance with the relevant procedures and applicable statutory requirements under the Companies Act to effect the Capital Reduction and Share Premium Reduction;

(c)	the approval or waiver from the Bermuda Court in relation to the Capital Reorganisation, if required; and

(d)	the Listing Committee granting the listing of, and permission to deal in, the New Shares in issue upon the Capital Reorganisation becoming effective.

Further announcement(s) will be made in respect of the expected timetable for the implementation of the Capital Reorganisation as and when appropriate.

Effects of the Capital Reorganisation

The following table sets out the effect of the Capital Reorganisation on the share capital of the Company before and after completion of the Capital Reorganisation:

	Before the Capital Reorganisation	Immediately after the Capital Reorganisation
Par value	HK$0.10 per Share	HK$0.01 per New Share
Authorised share capital	HK$100,000,000	HK$200,000,000
Number of authorised shares	1,000,000,000 Shares	20,000,000,000 New Shares
Issued and paid-up share capital	HK$46,022,732	HK$4,602,273
Number of issued and paid-up shares	460,227,320 Shares	460,227,320 New Shares

Upon the Capital Reorganisation becoming effective, the resulting New Shares shall rank pari passu in all respects with each other. The Capital Reorganisation will not result in any change in the relative rights of the Shareholders.

Reasons for the Capital Reorganisation

The Capital Reduction is necessary in order to ensure that the Company’s share capital more accurately reflects the Company’s available assets. The net assets of the Company have been substantially depleted by the accumulated losses of approximately HK$2,874 million as at 30 June 2012 and possibly subsequent losses.

The Capital Reorganisation will enable the re-capitalisation of the share capital of the Company through issue of New Shares. Upon the issuance of the Creditors Shares to the Scheme Creditors pursuant to the Schemes, all the claims of Creditors against the Company will be settled in full and released.

SCHEMES

As at the date of this announcement, to the best knowledge of the Provisional Liquidators and based on the available books and records of the Company or by claims made by Creditors (if the amounts do not match with the records of the Company), the Company has 22 Creditors (excluding intercompany liabilities) with the estimated total amount of claims against, and the liabilities of, the Company and the estimated Costs and Expenses in a total sum of approximately HK$3,177 million. The indebtedness figure stated above is indicative only and the claims of the Creditors will be subject to adjudication under the Schemes.

Pursuant to the terms of the Restructuring Agreement, it is proposed that:

(i)
the Bermuda Scheme and Hong Kong Scheme will be implemented under which all the claims of Creditors (including in respect of any security they hold) against the Company will be settled in full and released by the issue of Creditors Shares to the Scheme Creditors in proportionate to their respective admitted claim disregarding fractions credited as fully paid, with the result that the Scheme Creditors in totality will receive up to a maximum of 90% of the Enlarged Issued Share Capital or such other percentage shareholding as may be agreed and approved by the relevant authorities (such percentage will also be subject to the final adjudicated amount of the total indebtedness as mentioned above);

(ii)
Sino Bright will provide to the Independent Creditors (i.e. Creditors other than Sino Bright, McVitie Group Holdings Limited and Gain Alpha Finance Limited or affiliates and persons acting in concert with any of them) a Cash Alternative to the Creditors Shares in the amount of 60 cents in the dollar on admitted Creditors’ claims, to be funded by Sino Bright by direct contribution to the Schemes. Independent Creditors accepting the Cash Alternative will assign their respective rights to Creditors Shares to Sino Bright.; and

(iii)	intercompany liabilities within the Group will not be treated as claims qualified for the offer of any Creditors Shares under the Schemes (including but not limited to the Cash Alternatives).

The cash payment in the amount of HK$60,000,000 to the Scheme Creditors to be settled by internal resources of the Company and/or subscription and/or private placing of convertible bonds and/or by other means as described in the Company’s announcement dated 12 February 2014 has been replaced by the Cash Alternative funded by Sino Bright.

The Schemes which are subject to sanction of the Bermuda Court and the Hong Kong Court respectively and passing of the necessary or appropriate resolutions in the SGM shall become effective and legally binding on the Company and all the Creditors, including those voting against the Schemes and those not voting, if the requisite majority (representing more than 50% in number and not less than 75% in value of the claims of Creditors who, either in person or by proxy, attend the scheme meetings convened with the leave of the Bermuda Court and the Hong Kong Court) votes in favour of the Schemes which the two courts thereafter sanction and a copy of each of the relevant court orders sanctioning the Schemes is filed with the relevant Registrars of Companies in Bermuda and Hong Kong respectively.

Upon completion of the Schemes, all the claims of the Creditors against the Company, and liabilities of the Company will be discharged and released in full.

The Creditors Shares

The implementation of the Schemes is conditional on Completion. The Creditors Shares, which will be allotted and issued under a specific mandate to be sought from the Independent Shareholders at the SGM, will rank pari passu in all respects with the New Shares in issue as at the date of allotment and issue of the Creditors Shares, including the rights to receive all future dividends and distributions which may be declared, made or paid by the Company on or after the date of allotment and issue of the Creditors Shares. Detailed terms of the Schemes will be set out in the Schemes documents.

The Creditors Shares will not be subject to any lock-up or other disposal restrictions.

Placing down for the Public Float

The estimated total amount of claims against, and the liabilities of, the Company as at the date of this announcement and the estimated Costs and Expenses are in a total sum of approximately HK$3,177 million, after the issuance of the Creditors Shares, and assuming that all Independent Creditors (i.e. Creditors other than Sino Bright, McVitie Group Holdings Limited and Gain Alpha Finance Limited or affiliates and persons acting in concert with any of them) accept the Cash Alternative and assign their rights to the Creditors Shares to Sino Bright, the public Shareholders will hold approximately 4.60% of the Enlarged Issued Share Capital. If none of the Independent Creditors entitled to the Cash Alternative take up the Cash Alternative, the public Shareholders will hold approximately 14.24% of the Enlarged Issued Share Capital. The relevant percentages set out above are subject to the final adjudicated amount of the total indebtedness as mentioned above.

Pursuant to the Restructuring Agreement, Sino Bright shall take appropriate steps to restore the Public Float of the Company to the extent required under the Listing Rules after completion of the Schemes.

LISTING APPLICATION

Application will be made by the Company to the Listing Committee for the listing of, and permission to deal in, the New Shares and the Creditors Shares.

Subject to the granting of the listing of, and permission to deal in, the New Shares and the Creditors Shares on the Stock Exchange, the New Shares and the Creditors Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares and the Creditors Shares on the Stock Exchange or under contingent situation, such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

RESTRUCTURING COSTS

Pursuant to the Restructuring Agreement, Sino Bright is responsible for all the Costs and Expenses in connection with the Restructuring Proposal. If the Restructuring Proposal is successful, such payment by Sino Bright shall be deemed to be part of the debts due from the Company to Sino Bright and shall be treated as such claims qualified for the offer of Creditors Shares under the Schemes.

CONDITIONS PRECEDENT OF THE RESTRUCTURING AGREEMENT

Completion of the Restructuring Agreement is conditional upon the fulfilment (or waiver) of the following conditions, among others, on or before the Long Stop Date:

(a)
the Capital Reorganisation being effected with necessary approvals, consents and sanctions of the Shareholders, the Hong Kong Court and Bermuda Court and the Stock Exchange and compliance with applicable statutory procedures and requirements under the Companies Act;

(b)
the Schemes effected with the relevant approvals, consents and sanctions from the Creditors, Shareholders and the Hong Kong Court and Bermuda Court in each case, either unconditionally or subject to conditions to which the Company does not object and compliance with applicable statutory procedures and requirements under the Companies Act;

(c)
the granting by the Listing Committee of the listing of, and permission to deal in the New Shares and the Creditors Shares having been obtained pursuant to the Restructuring Agreement and the Schemes subject only to (i) the formal issue and allotment of such New Shares and the Creditors Shares; (ii) such other administrative conditions as are customarily stipulated by the Stock Exchange for resumption of trading or listing of the shares of the Company;

(d)	the Public Float of the Company as required under the Listing Rules being restored after the issue of Creditors Shares, if required;

(e)
the Stock Exchange approving the Restructuring Proposal in accordance with the Guidance Letter for Long Suspended Companies HKEx-GL66-13 (September 2013) and the resumption in trading of the Shares either unconditionally or subject to conditions to which the Company does not object;

(f)
the Hong Kong Court granting a permanent stay of the winding up order against the Company issued on 12 September 2013 and ordering the discharge and release of the Provisional Liquidators as provisional liquidators or liquidators of the Company; and Sino Bright, its affiliates and persons acting in concert with it irrevocably and unconditionally releasing to the satisfaction of the Provisional Liquidators all claims that they may assert against the Provisional Liquidators.

There is no assurance, and the release of this announcement is not an indication, that all the conditions precedent will be satisfied and the Restructuring Agreement and the Restructuring Proposal will be successfully implemented and completed or that the resumption in trading of the Shares or the Resumption Proposal has been or will be approved by the Stock Exchange. The Stock Exchange is in the process of reviewing and considering the Resumption Proposal. Further announcement(s) will be made when material developments take place.

Termination

The Restructuring Agreement shall terminate and be of no further effect, except in respect of liability for antecedent breaches, and the liability of Sino Bright to pay for any unpaid Costs and Expenses, upon the earliest of the following:

(a)
in the event that any outstanding issues involving Sino Bright, McVitie Group Holdings Limited, the Company and the Provisional Liquidators are not resolved through good faith negotiation within four weeks from the date of the Restructuring Agreement, and either party has given 14 days prior written notice of termination;

(b)
any failure by Sino Bright to make any payment provided for or to perform any other obligation assumed in accordance with the terms of the Restructuring Agreement, provided that the Company has given written notice of at least 14 days of such failure and provided Sino Bright with the opportunity to rectify the failure;

(c)	the failure to complete the Restructuring Proposal before the Long Stop Date, unless it is extended by mutual agreement between Sino Bright and the Company;

(d)
the date on which the Stock Exchange provides notice in writing that it will not approve the Restructuring Proposal and all channels of appeal to the Listing Review and Appeal Committee have been exhausted;

(e)	any other approval, consent, sanction or waiver required for any component of the Restructuring Proposal being refused;

(f)	any court orders the Company or the Provisional Liquidators to cease implementation of the Restructuring Proposal and to commence liquidation procedures; and

(g)	where Sino Bright and the Company agree in writing to terminate the Restructuring Agreement, the date of termination agreed on.

EFFECT ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following tables illustrate the effects of the shareholding structure of the Company immediately before and after (i) the Capital Reorganisation; (ii) the issuance of Creditors Shares based on the estimated total amount of claims against, and the liabilities of, the Company as at the date of this announcement and the estimated Costs and Expenses in a total sum of approximately HK$3,177 million, and assuming that those claims are admitted in full and the issue of Creditors Shares in the allocation as illustrated in the tables below; and (iii) the restoration of Public Float.

Scenario A:

Assuming none of the Independent Creditors accept the Cash Alternative under the Schemes:

	As at the date of this announcement		Immediately after the completion of the Capital Reorganisation		Immediately after the completion of the Capital Reorganisation and the Schemes		Immediately after the completion of the Capital Reorganisation, the Schemes and restoration of Public Float
	No. of Shares	%	No. of New Shares	%	No. of New Shares	%	No. of New Shares	%
Mr. Christopher W. Ho and his associates				x
Barrican Investments Corporation (Note a)	328,497,822	71.38%	328,497,822	71.38%	328,497,822	7.14%	328,497,822	7.14%
Creditors connected with Mr. Christopher W. Ho (Note b)	-	0.00%	-	0.00%	3,028,949,307	65.81%	2,533,694,256	55.05%

Sub-total	328,497,822	71.38%	328,497,822	71.38%	3,357,447,129	72.95%	2,862,192,078	62.19%
Substantial Shareholder
McVitie Group Holdings Limited (Note c)	-	0.00%	-	0.00%	589,512,822	12.81%	589,512,822	12.81%
Sub-total	-	0.00%	-	0.00%	589,512,822	12.81%	589,512,822	12.81%
Public Shareholders
Other existing pubic Shareholders	131,729,498	28.62%	131,729,498	28.62%	131,729,498	2.86%	131,729,498	2.86%
Gain Alpha Finance Limited (Note d)	-	0.00%	-	0.00%	79,890,466	1.74%	79,890,466	1.74%
Independent Creditors	-	0.00%	-	0.00%	443,693,285	9.64%	443,693,285	9.64%
Placees for the Public Float (Note e)	-	0.00%	-	0.00%	-	0.00%	495,255,051	10.76%
Sub-total	131,729,498	28.62%	131,729,498	28.62%	655,313,249	14.24%	1,150,568,300	25.00%
Total	460,227,320	100.00%	460,227,320	100.00%	4,602,273,200	100.00%	4,602,273,200	100.00%

Scenario B:

Assuming all Independent Creditors (other than Sino Bright, McVitie Group Holdings Limited and Gain Alpha Finance Limited or affiliates and persons acting in concert with them) have accepted the Cash Alternative and assigned their rights to their Creditors Shares to Sino Bright under the Schemes:

	As at the date of this announcement		Immediately after the completion of the Capital Reorganisation		Immediately after the completion of the Capital Reorganisation and the Schemes		Immediately after the completion of the Capital Reorganisation, the Schemes and restoration of Public Float
	No. of Shares	%	No. of New Shares	%	No. of New Shares	%	No. of New Shares	%
Mr. Christopher W. Ho and his associates
Barrican Investments Corporation (Note a)	328,497,822	71.38%	328,497,822	71.38%	328,497,822	7.14%	328,497,822	7.14%
Creditors connected with Mr. Christopher W. Ho (Note b)	-	0.00%	-	0.00%	3,472,642,592	75.45%	2,533,694,256	55.05%

Sub-total	328,497,822	71.38%	328,497,822	71.38%	3,801,140,414	82.59%	2,862,192,078	62.19%
Substantial Shareholder
McVitie Group Holdings Limited (Note c)	-	0.00%	-	0.00%	589,512,822	12.81%	589,512,822	12.81%
Sub-total	-	0.00%	-	0.00%	589,512,822	12.81%	589,512,822	12.81%
Public Shareholders
Other existing pubic Shareholders	131,729,498	28.62%	131,729,498	28.62%	131,729,498	2.86%	131,729,498	2.86%
Gain Alpha Finance Limited (Note d)	-	0.00%	-	0.00%	79,890,466	1.74%	79,890,466	1.74%
Independent Creditors	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Placees for the Public Float (Note e)	-	0.00%	-	0.00%	-	0.00%	938,948,336	20.40%
Sub-total	131,729,498	28.62%	131,729,498	28.62%	211,619,964	4.60%	1,150,568,300	25.00%
Total	460,227,320	100.00%	460,227,320	100.00%	4,602,273,200	100.00%	4,602,273,200	100.00%

Notes:

(a)
Mr. Christopher W. Ho is deemed to be interested in these shares as he is one of the beneficiaries of a discretionary trust which owns the entire issued share capital of The Ho Family Trust Limited that owns the entire issued share capital of Airwave Capital Limited, which in turn through its wholly owned subsidiary Barrican Investments Corporation, indirectly owns 328,497,822 Shares as at the date of this announcement.

(b)
Creditors connected with Mr. Christopher W. Ho include (i) The Ho Family Trust Limited; (ii) Barrican Investments Corporation; (iii) Sino Bright; (iv) Lafe Corporation Limited; (v) Lafe Development Pte Limited; and (vi) The Grande Properties Management Ltd, whose claims (if admitted) will not be qualified for the Cash Alternative under the Schemes as they are affiliates and/or persons acting in concert with Sino Bright.

(c)	McVitie Group Holdings Limited is a Creditor, whose claims (if admitted) will not be qualified for the Cash Alternative under the Schemes.

(d)	Gain Alpha Finance Limited is a Creditor, whose claims (if admitted) will not be qualified for the Cash Alternative under the Schemes.

(e)
Where necessary, Sino Bright will take appropriate steps to place down a portion of the Creditors Shares to other investors who are independent third parties in order to restore the Public Float of the Company.

REASONS FOR THE ENTERING INTO OF THE RESTRUCTURING AGREEMENT

Given the financial situation of the Group, certain Creditors have proposed a rescue plan which is based on retention of all existing businesses and operations of the Group and a debt to equity swap to discharge and release in full all liabilities of and claims against the Company under the Schemes.

The Provisional Liquidators and the Director consider that the terms of the Restructuring Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company, the Shareholders and the Creditors as a whole.

INFORMATION ON THE GROUP AND SINO BRIGHT

The Company is an investment holding company with limited liability incorporated in the Cayman Islands and continued in Bermuda. The principal activity of its subsidiaries is the distribution of household appliances and consumer electronics products and licensing of trademarks.

Under the terms of the Restructuring Agreement, all existing businesses and operations of the Group, including the operations of Emerson and the distribution and licensing operations related to the Akai, Nakamichi and Sansui trademarks, will be retained.

Sino-Bright is an investment holding company principally engaged in corporate finance activities. It is incorporated in the British Virgin Islands and is wholly-owned by The Ho Family Trust Limited which indirectly owns 328,497,822 Shares, representing approximately 71.38% of the issued share capital of the Company as at the date of this announcement. Mr. Christopher W. Ho, the sole Director, is one of the beneficiaries of a discretionary trust which owns the entire issued share capital of The Ho Family Trust Limited. Sino Bight has filed a claim against the Company in the amount of approximately HK$2,293 million to the Provisional Liquidators (subject to adjudication) as at the date of this announcement.

IMPLICATION UNDER THE LISTING RULES

To the best information and knowledge of the Provisional Liquidators as at the date of this announcement, (i) The Ho Family Trust Limited; (ii) Barrican Investments Corporation; (iii) Sino Bright; (iv) Lafe Corporation Limited; (v) Lafe Development Pte Limited; and (vi) The Grande Properties Management Ltd have made an aggregate claims against the Company of approximately HK$2,293 million. Their claims (if admitted) will not be qualified for the Cash Alternative under the Schemes as they are affiliates and/or persons acting in concert with Sino Bright.

As at the date of this announcement, The Ho Family Trust Company owns the entire issued share capital of Airwave Capital Limited, which through its wholly owned subsidiary, Barrican Investments Corporation, indirectly owns 328,497,822 Shares, representing approximately 71.38% of the issued share capital of the Company. Hence, The Ho Family Trust Company and Barrican Investments Corporation are connected persons of the Company under Chapter 14A of the Listing Rules.

In addition, Mr. Christopher W. Ho, the sole Director, is deemed to have interests in (i) The Ho Family Trust Limited; (ii) Barrican Investments Corporation; (iii) Sino Bright; (iv) Lafe Corporation Limited; (v) Lafe Development Pte Limited; and (vi) The Grande Properties Management Ltd as he is one of the beneficiaries of a discretionary trust, whose trustee Accolade (PTC) Inc is the ultimate controlling shareholder of the aforesaid companies. Hence, these companies are associates (as defined in the Listing Rules) of a director of the Company and therefore are connected persons of the Company under the Listing Rules. Details of the connected relationships are set out below:

(i)	The Ho Family Trust Limited is wholly-owned by a discretionary trust under which Mr. Christopher W. Ho is one of the beneficiaries;

(ii)	Barrican Investments Corporation is a wholly-owned subsidiary of Airwave Capital Limited which is in turn wholly owned by The Ho Family Trust Limited;

(iii)	Sino Bright is a wholly-owned subsidiary of The Ho Family Trust Limited;

(iv)
Lafe Corporation Limited is owned as to approximately 54% by Clarendon Investments Capital Ltd, the entire issued capital of which is owned by a discretionary trust under which Mr. Christopher W. Ho is one of the beneficiaries;

(v)	Lafe Development Pte Limited is a wholly-owned subsidiary of Lafe Corporation Limited;

(vi)	The Grande Properties Management Ltd is an indirect subsidiary wholly-owned by Lafe Corporation Limited.

Subject to adjudication of claims, the allotment and issue of Creditors Shares to the aforesaid companies under the Schemes constitute connected transactions for the Company under the Listing Rules and are subject to the reporting and announcement requirements and the approval by the Independent Shareholders at the SGM.

GENERAL

The SGM will be held at which resolutions will be proposed to consider, and if thought fit, to approve, among other things, the Capital Reorganisation, the grant of the specific mandate for the allotment and issue of the Creditors Shares and any other matters as required by law, the Listing Rules, the Stock Exchange and/or the SFC, which are necessary to give effect to the Restructuring Proposal and any transactions contemplated under the Restructuring Agreement at the SGM.

To the best knowledge of the Provisional Liquidators and based on available books and records, as at the date of this announcement, no Shareholder has a material interest in the Capital Reorganisation. As such, no Shareholders will be required to abstain from voting in respect of the resolutions to approve the Capital Reorganisation.

Mr. Christopher W. Ho and his associates, being connected persons of the Company and having material interests in the Restructuring Agreement and the Schemes under which Creditors Shares may be issued and allotted to the Scheme Creditors who are associates of Mr. Christopher W. Ho (subject to adjudication of claims), shall abstain from voting in respect of the resolutions to approve the Restructuring Agreement and the transactions contemplated thereunder in which they have material interests, including the grant of the specific mandate for the allotment and issue of Creditors Shares.

To the best knowledge of the Director and the Provisional Liquidators and having made all reasonable enquiries, the Director and the Provisional Liquidators are not aware of any other Shareholders who are required to abstain from voting on the relevant resolutions at the SGM, apart from Mr. Christopher W. Ho and his associates.

As the Board currently comprises only one executive Director and has no independent non-executive Director, no independent board committee will be established at this stage to advise the Independent Shareholders on the Restructuring Agreement and the issue of Creditors Shares. The Company may appoint sufficient number of independent non-executive Directors to the Board in compliance with the Listing Rules in the future. Further announcement(s) will be made by the Company as and when appropriate in this regard. An independent financial adviser will be appointed by the Company to advise the Independent Shareholders and the independent board committee (if established) on the terms of the Restructuring Agreement and the transactions contemplated thereunder, including the grant of the specific mandate for the allotment and issue of Creditors Shares, and the Company will issue a further announcement regarding such appointment in due course.

A Circular containing, among other things, further details of the Restructuring Proposal, the Restructuring Agreement and the transactions contemplated thereunder, the recommendation of the independent board committee (if established), the advice of the independent financial adviser and a notice convening the SGM will be despatched to the Shareholders as soon as practicable. Since (i) the Resumption Proposal is still being reviewed and considered by the Stock Exchange whilst the Company has been addressing queries raised by the Listing Division and submitting documents to comply with the documentary requirements for the resumption proposal in accordance with the Stock Exchange’s guidance letter of September 2013 (HKEx-GL66-13); (ii) the new auditors have been engaged on 7 May 2014 to commence audit of the consolidated financial statements of the Group for the years ended 31 December 2012 and 2013; and (iii) the Provisional Liquidators are in the process of adjudicating the claims which will determine the shareholding structure of the Company at Completion, it is expected that more time will be required for the preparation of the Circular which will contain, among others, the financial information of the Group, the unaudited pro forma statement of financial information of the Group and information regarding the latest business operations of the Group. The Circular is expected to be despatched to the Shareholders on or before 31 August 2014.

CONTINUED SUSPENSION OF TRADING

Trading in the shares of the Company has been suspended since 9:00 a.m. on 30 May 2011 at the request of the Company and will remain suspended until further notice. The release of this announcement does not necessarily indicate that trading in the shares of the Company will be resumed. Accordingly, Shareholders and potential investors of the Company should exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“affiliate(s)”
in relation to any corporation, any other person directly or indirectly controlled by, controlling or under common control with, the corporation, and for such purposes, “control” of a person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the person, whether through the ownership or voting of securities, by contract or otherwise

“associate(s)”	having the meaning ascribed thereto under the Listing Rules

“Authorised Share Capital Increase”
the proposed increase of the authorised share capital of the Company from HK$4,602,273.20 to HK$200,000,000 by creating 19,539,722,680 New Shares of HK$0.01 each following completion of the Capital Cancellation and Capital Reduction

“Bermuda Court”	the Supreme Court of Bermuda “Bermuda Scheme”
“Bermuda Scheme”	the proposed scheme of arrangement to be made between the Company and the Creditors pursuant to section 99 of the Companies Act as described in this announcement
“Board”	the board of Directors
“Bye-Laws”	the bye-laws of the Company
“Capital Cancellation”	the proposed cancellation of the existing authorised but unissued share capital of the Company in its entirety “Capital Reduction”
“Capital Reduction”	the proposed reduction of the par value of each issued Share from HK$0.10 to HK$0.01
“Capital Reorganisation”	the proposed restructuring of the capital of the Company which involves the Capital Cancellation, the Capital Reduction, the Share Premium Reduction and Authorised Share Capital Increase
“Cash Alternative”
the cash alternative for Independent Creditors (i.e. Creditors other than Sino Bright, McVitie Group Holdings Limited and Gain Alpha Finance Limited or affiliates and persons acting in concert with any of them) in the amount of 60 cents in a dollar on admitted Creditors’ claims, to be funded by Sino Bright by direct contribution to the Schemes. Independent Creditors accepting the Cash Alternative will assign their rights to Creditors Shares to Sino Bright

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC
“Circular”
the circular containing, among other things, further details of the Restructuring Proposal, the Restructuring Agreement and the transactions contemplated thereunder, the recommendation of the independent board committee (if established), the advice of the independent financial adviser and a notice convening the SGM, to be despatched by the Company to the Shareholders

“Companies Act”	the Companies Act 1981 of Bermuda as amended from time to time
“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)
“Company”
The Grande Holdings Limited (In Liquidation), a company incorporated in the Cayman Islands and continued in Bermuda with limited liability and the Shares are listed on the Main Board of the Stock Exchange

“Completion”	the completion of the Restructuring Agreement
“Conditions Precedent”	the conditions precedent of the Restructuring Agreement, as set out in paragraph headed “Conditions Precedent of the Restructuring Agreement” in this announcement
“connected person(s)”	has the same meaning ascribed to it in the Listing Rules
“Costs and Expenses”
all reasonable costs and expenses of the Company and fees of the Provisional Liquidators incurred after 16 December 2013 in and about the finalisation and/or implementation of the Restructuring Proposal

“Creditors”	collectively all the creditors of the Company who have a claim against the Company as at the date on which the Schemes become effective
“Creditors Share(s)”
New Shares up to a maximum of 90% the Enlarged Issued Share Capital (or such other percentage shareholding as may be agreed and approved by the relevant authorities) to be issued and allotted by the Company as fully paid and free from all encumbrances to the Scheme Creditors under the Schemes

“Director(s)”	the director(s) of the Company
“Emerson”	Emerson Radio Corp., a 56% owned subsidiary of the Company whose shares are listed on the NYSE Alternext of United States of America (formerly the American Stock Exchange of United States of America)
“Enlarged Issued Share Capital”	the issued share capital of the Company after the Capital Reorganisation as enlarged by the issue of the Creditors Shares
“Group”	the Company and its subsidiaries
“HKSCC”	Hong Kong Securities Clearing Company Limited
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Court”	the High Court of Hong Kong
“Hong Kong Scheme”	the proposed scheme of arrangement to be made between the Company and the Creditors pursuant to section 670 of the Companies Ordinance as described in this announcement
“Independent Creditors”	Creditors other than Sino Bright, McVitie Group Holdings Limited and Gain Alpha Finance Limited or affiliates and persons acting in concert with any of them

“Independent Shareholders”	Shareholders other than Mr. Christopher W. Ho and his associates and those Shareholders who have a material interest in the relevant resolutions to be proposed at the SGM
“independent third party(ies)”	third party(ies) independent of the Company and its connected persons as defined under the Listing Rules
“Listing Committee”	the Listing Committee of the Stock Exchange
“Listing Division”	the Listing Division of the Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Long Stop Date”	the date falling 18 months after the date of the Restructuring Agreement
“Mr. Christopher W. Ho”
Mr. Ho Wing On, Christopher, the sole Director and a Shareholder who is deemed to be interested in 328,497,822 Shares, representing approximately 71.38% of the issued share capital of the Company as at the date of this announcement

“New Share(s)”	the ordinary share(s) of HK$0.01 each in the capital of the Company immediately following the Capital Reorganisation becoming effective
“Provisional Liquidators”	Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited, being the joint and several provisional liquidators of the Company acting as agents without personal liability
“Public Float”	having the same meaning as ascribed to it under Rule 8.08 of the Listing Rules

“Restructuring Agreement”	the restructuring agreement entered into between the Company, the Provisional Liquidators and Sino Bright on 2 May 2014 in respect of the Restructuring Proposal and the Resumption Proposal
“Restructuring Proposal”
the restructuring proposal received by the Provisional Liquidators from Sino Bright on 12 November 2013 and 2 December 2013 as from time to time amended or supplemented by agreement for the purpose of seeking the Resumption

“Resumption”	the resumption of trading in the Shares on the Stock Exchange
“Resumption Proposal”
the resumption proposal submitted to the Stock Exchange on 20 December 2013 (together with various subsequent relevant submissions) by the Provisional Liquidators on behalf of Sino Bright in connection with the Restructuring Proposal for the purpose of seeking the Resumption

“Scheme Creditors”
all Creditors having a claim against the Company which has been admitted by the Provisional Liquidators or such other persons being appointed as scheme administrators pursuant to the terms of the Schemes

“Schemes”	the Hong Kong Scheme and Bermuda Scheme
“SFC”	the Securities and Futures Commission of Hong Kong
“SGM”
the special general meeting of the Company to be held to consider, among others, all the resolutions of the Company necessary or appropriate in relation to the Capital Reorganisation, the grant of the specific mandate for the allotment and issue of the Creditors Shares and any other matters as required by law, the Listing Rules, the Stock Exchange and/or the SFC, which are necessary to give effect to the Restructuring Proposal and any transactions contemplated under the Restructuring Agreement

“Share(s)”	ordinary share(s) of the Company
“Share Premium Reduction”	the proposed reduction of the share premium account of the Company and the credit arising therefrom will be applied to set off part of the accumulated losses of the Company
“Shareholder(s)”	holder(s) of the Share(s)
“Sino Bright”	Sino Bright Enterprises Co. Ltd, a company incorporated in the British Virgin Islands and a Creditor
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“%”	per cent
“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong
For and on behalf of The Grande Holdings Limited (In Liquidation) Fok Hei Yu and Roderick John Sutton Joint and Several Provisional Liquidators acting as agents without personal liability

Hong Kong, 12 May 2014

On the basis of the information available from the previous announcements made by the Company, the Board comprises Mr. Ho Wing On Christopher as the sole executive Director.

The Provisional Liquidators jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.